Amicus Therapeutics, Inc.
1 Cedar Brook Drive
Cranbury, NJ 08512

May 1, 2015

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Amicus Therapeutics, Inc.

Registration Statement on Form S-3
Filed March 3, 2015 (File No. 333-202474)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Amicus Therapeutics, Inc. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-3 (File No. 333-202474) (the “Registration Statement”) be accelerated so that the Company’s Registration Statement will become effective at 4:30 PM, eastern time, on May 4, 2015, or as soon as thereafter as is practicable.

In connection with this request, we acknowledge to the Securities and Exchange Commission (the “Commission”) that:

•                                          should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                                          the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                                          the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to direct any questions or comments concerning this request to Steven J. Abrams, Esq. of Pepper Hamilton LLP at (215) 981-4241 or Scott R. Jones, Esq. of Pepper Hamilton LLP at (215) 981-4562.

AMICUS THERAPEUTICS, INC.

By:	/s/ William D. Baird
	Name:	William D. Baird
	Title:	Chief Financial Officer

Amicus Therapeutics, Inc. — Acceleration Letter